UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Exagen, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30068X103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 30068X103	Page 2 of 12

(1)	NAMES OF REPORTING PERSONS Tullis-Dickerson Capital Focus III, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 1,112,357
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 1,112,357

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,357
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No: 30068X103	Page 3 of 12

(1)	NAMES OF REPORTING PERSONS Tullis-Dickerson Partners III, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 1,112,357
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 1,112,357

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,357
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No: 30068X103	Page 4 of 12

(1)	NAMES OF REPORTING PERSONS Tullis Growth Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER 0
	(6)	SHARED VOTING POWER 587,843
	(7)	SOLE DISPOSITIVE POWER 0
	(8)	SHARED DISPOSITIVE POWER 587,843

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,843
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No: 30068X103	Page 5 of 12

(1)	NAMES OF REPORTING PERSONS Tullis-Growth Partners, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 587,843
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 587,843
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,843
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No: 30068X103	Page 6 of 12

(1)	NAMES OF REPORTING PERSONS Tullis Growth Fund II, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 105,620
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 105,620
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,620
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No: 30068X103	Page 7 of 12

(1)	NAMES OF REPORTING PERSONS Tullis-Growth Partners II, L.L.C.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 105,620
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 105,620
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,620
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No: 30068X103	Page 8 of 12

(1)	NAMES OF REPORTING PERSONS James L.L. Tullis
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 61,296
(6) SHARED VOTING POWER 1,805,820
(7) SOLE DISPOSITIVE POWER 61,296
(8) SHARED DISPOSITIVE POWER 1,805,820
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,867,116
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No: 30068X103	Page 9 of 12

Item 1.	Security and Issuer.

(a)	Name of Issuer:

Exagen, Inc.

(b)	Address of Issuer:

1261 Liberty Way

Vista, CA 92081

Item 2.	Identity and Background.

(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i..	Tullis-Dickerson Capital Focus III, L.P. (“TD Capital Focus”)

ii.	Tullis-Dickerson Partners III, L.L.C., the general partner of TD Capital Focus

iii.	Tullis Growth Fund, L.P. (“Tullis Growth Fund”)

iv.	Tullis-Growth Partners, L.L.C., the general partner of Tullis Growth Fund

v.	Tullis Growth Fund II, L.P. (“Tullis Growth Fund II”)

vi.	Tullis-Growth Partners II, L.L.C., the general partner of Tullis Growth Fund II

vii.

James L.L. Tullis as majority member of Tullis-Dickerson Partners III, L.L.C., Tullis-Growth Partners, L.L.C., and Tullis-Growth Partners II, L.L.C. (collectively, the “General Partners”), and in his individual capacity

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the reporting persons is:

11770 US Highway One, Suite 503, Palm Beach Gardens, FL 33408

(c)	Citizenship or Place of Organization:

James L. L. Tullis is a citizen of the United States and each of the remaining Reporting Persons are organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e)	CUSIP Number:

30068X103

Item 3.

Not applicable.

CUSIP No: 30068X103	Page 10 of 12

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See row 9 of the cover page of each Reporting Person.

As of December 31, 2023, the general partner of TD Capital Focus, Tullis Dickerson Partners III, L.L.C. may be deemed to share beneficial ownership of 1,112,357 shares of the Issuer’s Common Stock held of record by TD Capital Focus. As the general partner of Tullis Growth Fund, Tullis-Growth Partners, L.L.C. may be deemed to share beneficial ownership of 587,843 shares of the Issuer’s Common Stock held of record by Tullis Growth Fund. As the general partner of Tullis Growth Fund II, Tullis-Growth Partners II, LLC may be deemed to share beneficial ownership of 105,620 shares of the Issuer’s Common Stock held of record by Tullis Growth Fund II. James L.L. Tullis, in his individual capacity, is the record holder of 61,296 shares of the Issuer’s Common Stock, including 39,948 shares of common stock underlying immediately exercisable stock options, and is the majority member of each of the General Partners, and as a result, may be deemed to beneficially own the securities held of record by TD Capital Focus, Tullis Growth Fund, and Tullis Growth Fund II. Mr. Tullis and the General Partners disclaim beneficial ownership of any securities held of record by TD Capital Focus, Tullis Growth Fund, and Tullis Growth Fund II except to the extent of any proportionate pecuniary interest therein.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)	Percent of Class:

i.	TD Capital Focus: 6.5%

ii.	Tullis-Dickerson Partners III, L.L.C.: 6.5%

iii.	Tullis Growth Fund: 3.4%

iv.	Tullis-Growth Partners, L.L.C.: 3.4%

v.	Tullis Growth Fund II: 0.6%

vi.	Tullis-Growth Partners II, L.L.C.: 0.6%

vii.	James L. L. Tullis: 10.7%

Percentage calculated based on 17,045,827 shares of Common Stock outstanding as of November 10, 2023, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

CUSIP No: 30068X103	Page 11 of 12

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No: 30068X103	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2024

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND, L.P.

By:	Tullis-Growth Partners, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND II, L.P.

By:	Tullis-Growth Partners II, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-DICKERSON PARTNERS III, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

TULLIS-GROWTH PARTNERS, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-GROWTH PARTNERS II, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

/s/ James L.L. Tullis
JAMES L.L. TULLIS, Individually